Christoph Pereira Chief Corporate, Securities & Finance Counsel General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 T 203 373 2663 F 203 373 3079 christoph.pereira@ge.com

May 9, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the First Quarter ended March 31, 2014 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that General Electric Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which was filed with the Securities and Exchange Commission on May 9, 2014.

Sincerely,

General Electric Company

By: /s/ Christoph A. Pereira
Name: Christoph A. Pereira
Title: Associate Secretary